BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

March 5, 2002

02015940

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

SUPPL

02 MAR 18 AM 8:22

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Regent Ventures Ltd. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-2000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 12, 2001:

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

A. Annual General Meeting;

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended July 31, 2001 with relevant Quarterly report on BC Form 51-901F.

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended October 31, 2001 with relevant Quarterly report on BC Form 51-901F.

dlw 3/19

D. Copies of news releases issued during the relevant period.

E. Copy of BC Form 45-902F (formerly Form 20) filed with the British Columbia Securities Commission.

F. Copy of BC Form 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

G. Copy of Canadian Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-2000

02 MAR 18 AM 8:23

REGENT VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Regent Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501 - 905 West Pender Street, Vancouver, British Columbia on January 24, 2002 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended July 31, 2001, and the report of the auditor thereon;

(b) To re-appoint Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 20th day of December, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"Ed Mueller"
ED MUELLER
President and Director

82-2000

02 MAR 19 AM 8:20

REGENT VENTURES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Regent Ventures Ltd. (hereinafter called the "Company") will be held at the offices of Beruschi & Company, #501 - 905 West Pender Street, Vancouver, British Columbia on January 24, 2002 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended July 31, 2001, and the report of the auditor thereon;

(b) To re-appoint Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 20th day of December, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"Ed Mueller"
ED MUELLER
President and Director

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, British Columbia
V6E 4K2

(604) 669-7775

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT DECEMBER 14, 2001 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JANUARY 24, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Regent Ventures Ltd. (the "Company") for use at the Annual General Meeting of Members to be held on January 24, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on November 13, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, AT 10TH FLOOR - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY <u>IN FAVOUR OF</u> EACH MATTER IDENTIFIED IN THE PROXY AND <u>FOR</u> THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The

Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. December 14, 2001 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 24,724,179 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, the following are the only persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

Name	No. of Voting Securities	Percentage
Eberhard Mueller	2,882,975[1]	11.7%
Richard Wilson	3,313,756[2]	13.4%

[1] *Includes 620,830 shares held indirectly through* Active Management Ltd., a British Columbia non-reporting company wholly-owned by Mr. Mueller and 1,934,045 shares held indirectly by Mercap Investments Inc., a British Columbia non-reporting company 50% owned by Mr. Mueller.

[2] Includes 1,934,045 shares held indirectly through Mercap Investments Inc., a British Columbia non-reporting company 50% owned by Mr. Wilson.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Eberhard Mueller Vancouver, BC President and Director	Mining Executive	June 25, 1992 to date	2,882,975
Richard D. Wilson Vancouver, BC Director	Mining Executive; formerly in real estate development	June 23, 1993 to date	3,313,756
Terry Fields Honolulu, Hawaii Director	Attorney	April 25, 2001 to date	1,000,000

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada, except Mr. Fields who is ordinarily resident in the United States of America.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Eberhard Mueller, Richard D. Wilson and Terry Fields are the 3 Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Eberhard Mueller became the President and Chief Executive Officer of the Company on December 9, 1992. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ending July 31, 1999, 2000 and 2001, being the three most recently completed financial years of the Company. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Eberhard Mueller President and CEO	2001	Nil	Nil	$30,000[1]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	$30,000[1]	Nil	Nil	Nil	Nil
	1999	Nil	Nil	$30,000[1]	Nil	Nil	Nil	Nil

[1] For management services performed by Active Management Ltd., a British Columbia non-reporting company wholly-owned by Eberhard Mueller.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

No Options were exercised by the Named Executive Officer during the most recently completed financial year or outstanding to the Named Executive Officer at the end of the most recently completed financial year.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended July 31, 2001 or the current financial year in view of compensating such Officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Until July 31, 2001, the Company was a party to a management contract with a private company wholly-owned by Eberhard Mueller, President and a Director of the Company (see "Management Contracts" below). Since August 1, 2001, the Company is a party to a management contract with a private company jointly-owned by Eberhard Mueller, President and a Director of the Company and Richard Wilson, a Director of the Company (see "Management Contracts" below).

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, options to purchase 900,000 common shares of the Company's capital stock at a price of $0.10 per share were granted to non-executive Directors. The market price at the time of the grant was $0.07 per share.

The following table sets out information with respect to options exercised by non-executive Directors during the financial year ended July 31, 2001 and outstanding to non-executive Directors at the end of the most recently completed financial year.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	Nil	900,000 (Exercisable)	$45,000 (Exercisable)

MANAGEMENT CONTRACTS

Until July 31, 2001, the Company was a party to a Management Contract with Active Management Ltd., a non-reporting British Columbia company wholly-owned by Eberhard Mueller, President and a Director of the Company, whereby Active Management Ltd. was engaged to perform certain management services at a fee of $2,500.00 per month. Since August 1, 2001, the Company is a party to a Management Contract with Mercap Investments Inc., a non-reporting British Columbia company 50% owned by Eberhard Mueller, President and a Director of the Company and 50% owned by Richard Wilson, a Director of the Company, whereby Mercap Investments Inc. is engaged to perform certain management services at a fee of $3,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended July 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Lancaster & David, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since August 1, 2000

Debt Settlement

Pursuant to debt settlement agreements dated March 22, 2001, Mercap Investments Inc. ("Mercap"), a British Columbia non-reporting company jointly owned by Eberhard Mueller, President and a Director of the Company and Richard Wilson, a Director of the Company, Active Management Ltd. ("Active"), a British Columbia non-reporting company wholly-owned by Eberhard Mueller, President and a Director of the Company, and Richard Wilson, a Director of the Company, settled respectively $67,619, $64,283 and $28,818 in debt, through the issuance respectively of 676,190, 642,830 and 288,180 shares in the capital of the Company at a deemed price of $0.10 per share. The debt settlement was completed in accordance with the policies of, and was approved by, the Canadian Venture Exchange. The shares issued to Mercap, Active and Mr. Wilson were restricted from trading until August 17, 2001.

Private Placement

Pursuant to private placement agreements dated July 6, 2001, Mercap purchased 3,800,000 units and Terry Fields, a Director of the Company, purchased 1,000,000 units of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant entitling the placee to purchase one additional common share of the Company at a price of $0.15 per share. The private placement was completed in accordance with the policies of, and was approved by, the Canadian Venture Exchange. The shares issued to Mercap and Mr. Fields are restricted from trading until January 6, 2002.

Other Related Party Transactions

During the financial year ended July 31, 2001, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. Management fees totalling $30,000 and office rent totalling $8,000 were paid or accrued to Active Management Ltd., a private company wholly-owned by Eberhard Mueller, President and a Director of the Company; and

2. The Company is indebted in the amount of $2,085 at July 31, 2001 to private companies owned by Eberhard Mueller and/or Richard Wilson, both Directors of the Company, representing cash advances made to the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, as of the 20th day of December, 2001.

REGENT VENTURES LTD.

"Ed Mueller"
ED MUELLER
Chief Executive Officer and Chief Financial Officer

82- 2000

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF REGENT VENTURES LTD. (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JANUARY 24, 2002.

The undersigned, a registered Member of the Company, hereby appoints Eberhard Mueller, or failing him, Douglas E. Eacrett, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on January 24, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Lancaster & David, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) EBERHARD MUELLER: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RICHARD WILSON: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) TERRY FIELDS: FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE

MANAGEMENT NOMINEES.

If you desire to designate as Proxy a person other than Eberhard Mueller or Douglas E. Eacrett, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the office of the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this ______ day of ____________________, ________.

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **REGENT VENTURES LTD.**

The undersigned certifies that he/she is the owner of securities of Regent Ventures Ltd. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED:____________________

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at #501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

82-2000

REGENT VENTURES LTD.

Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2
Telephone: (604) 669-7775
Fax: (604) 687-3581

02 MAR 18 AM 8:01

January 14, 2002

Trading Symbol: REV
12g3-2(b): 82-2000

OPTIONS GRANTED

Regent Ventures Ltd. (the "Company") announces that it has granted Incentive Stock Options on 640,000 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.11 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

REGENT VENTURES LTD.

per

Ed Mueller, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

02-2000

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF: X Schedule A
X Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Regent Ventures Ltd.	October 31, 2001	01/12/11

ISSUER ADDRESS
Penthouse 8 – 1060 Alberni Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6E 4K2	(604) 687-3581	(604) 669-7775

CONTACT NAME	CONTACT POSTION	CONTACT TELEPHONE NO.
Richard Wilson	Director	(604) 669-7775

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Richard Wilson"	Richard Wilson	01/12/11
"Eberhard Mueller"	Eberhard Mueller	01/12/11

02 MAR 18 AM 8:34

REGENT VENTURES LTD.

FINANCIAL STATEMENTS

OCTOBER 31, 2001 AND 2000

(Unaudited)

LANCASTER & DAVID
CHARTERED ACCOUNTANTS

Incorporated Partners
David E. Lancaster, C.A.
Michael J. David, C.A.

NOTICE TO READER

We have compiled the interim balance sheet of Regent Ventures Ltd. as at October 31, 2001 and the interim statements of loss and deficit and cash flows for the three month periods ended October 31, 2001 and 2000 from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

"Lancaster & David"

CHARTERED ACCOUNTANTS

Vancouver, B.C.
November 27, 2001

Burnaby Office - Suite 3, 7375 Kingsway, Burnaby, BC, Canada, V3N 3B5 **Facsimile:** 604.524.9837
Vancouver Office - Suite 3240, 666 Burrard Street, Vancouver, BC, Canada, V6C 2X8 **Facsimile:** 604.602.0867
Telephone: 604.717.5526 **Email:** admin@lancasteranddavid.ca

REGENT VENTURES LTD.

INTERIM BALANCE SHEETS
(Unaudited – see Notice to Reader)

	October 31, 2001 (Unaudited)	July 31, 2001 (Audited)
ASSETS		
CURRENT		
Cash	$ 178,889	$ -
Prepaid expenses and other	11,907	1,819
Short-term investments	10,000	4,500
Due from related parties (Note 5)	4,495	-
Taxes recoverable	12,555	1,622
	217,846	7,941
INTEREST IN MINERAL PROPERTIES (Note 4)	166,631	166,631
DEFERRED EXPLORATION AND DEVELOPMENT COSTS	320,757	18,377
	$ 705,234	$ 192,949
LIABILITIES		
CURRENT		
Bank overdraft	$ -	$ 476
Accounts payable	11,513	51,637
Due to related parties (Note 5)	-	13,911
	11,513	66,024
LIABILITY TO ISSUE SHARES	-	24,500
	11,513	90,524
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	4,627,347	3,987,347
DEFICIT	(3,933,626)	(3,884,922)
	693,721	102,425
	$ 705,234	$ 192,949

Approved on behalf of the Board:

"Eberhard Mueller"
Eberhard Mueller - Director

"Richard Wilson"
Richard Wilson – Director

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared on a going concern basis which implies the Company will continue to realize the carrying value of assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses and has not generated profitable operations to date. The continuation of the Company as a going concern is dependent upon its ability to obtain financing for the continuing exploration and development of its resource properties and the attainment of profitable operations. These interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Mineral Properties
The Company capitalizes the acquisition cost of mineral properties and related exploration and development costs on an individual property basis. These costs, which do not necessarily reflect present values, will be amortized over the estimated productive lives of the properties following the commencement of commercial production using the unit of production method. If a property is subsequently abandoned, sold or determined not to be economic, all related costs are written down. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties and related deferred exploration costs could be written off. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Financial Instruments
The fair value of the Company's current assets and current liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. Management believes the Company is not subject to significant interest rate risk, foreign currency risk or credit risk.

Loss Per Share
The loss per share figures is calculated using the weighted average number of shares outstanding during the respective fiscal periods. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive.

Stock-based Compensation Plan
The Company grants stock options under a fixed stock option plan in accordance with the Canadian Venture Exchange policies (Note 8). No compensation expense is recognized when stock options are granted to directors and employees. Any consideration paid by directors and employees on exercise of stock options is credited to share capital.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash with maturities of three months or less when acquired. As at October 31, 2001 and July 31, 2001, there were no cash equivalents.

REGENT VENTURES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
OCTOBER 31, 2001
(Unaudited – see Notice to Reader)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

a) Future Income Taxes

During the quarter, the Company adopted the new Canadian Institute of Chartered Accountants' Standard for accounting for income taxes. The new standard requires the use of the liability method of accounting for the tax effect of temporary differences between the carrying amount and tax bases of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or a later period.

The Company has adopted this standard retroactively and has not recognized any future tax asset or liability in the current or prior periods as the calculated future income tax assets are fully offset by a valuation allowance. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period financial statements.

b) Earnings Per Share

During the quarter, the Company adopted the new Canadian Institute of Chartered Accountants Standard for earnings per share. The new standard requires the use of the treasury stock method for calculating the dilutive effect of potential common shares. The Company has adopted this standard retroactively, however there was no effect on the amount of diluted earnings per share for the current or prior periods. Accordingly, the adoption of this new accounting standard did not result in a restatement of the prior period's financial statements.

NOTE 4 - INTEREST IN MINERAL PROPERTIES

	October 31, 2001	July 31, 2001
Red Mountain Property, Yukon	$ 166,631	$ 166,631

The Company has a 100% interest, subject to a 1.0% NSR royalty, in certain mineral claims located in the Mayo Mining District in the Yukon Territories known as the BX Claims. The Company also has a 100% interest in additional claims in the Dawson Mining District located adjacent to the BX Claims.

NOTE 5 - RELATED PARTY TRANSACTIONS

a) During the period the Company incurred $10,500 (2000 - $7,500) for management fees to a private company controlled by a director of the Company. At October 31, 2001 $10,178 (2000 - $46,673) is owing to this company and other directors and officers. These amounts are unsecured and have no specific terms for repayment.

b) During the period the Company incurred $275 (2000 – $159) in arrears interest and incurred $13,183 (2000 - $428) in professional fees to a legal firm of which an officer of the Company is an employee. At October 31, 2001 $2,200 (2000 - $2,910) is owing to this firm.

c) The Company is owed $14,673 at October 31, 2001 (2000 - $89,610 payable) from private companies controlled by directors, representing cash advances towards expenditures to be incurred on the Company's behalf.

REGENT VENTURES LTD.

INTERIM STATEMENTS OF LOSS AND DEFICIT
(Unaudited – see Notice to Reader)

	Three months ended October 31, 2001	Three months ended October 31, 2000
INTEREST INCOME	$ 26	$ 208
EXPENSES		
Bank charges and interest	377	5,962
Management fees	10,500	7,500
Office and general	5,945	3,000
Professional fees	18,208	1,668
Property investigation	6,125	-
Rent	6,000	-
Transfer agent and filing fees	1,575	486
	48,730	18,616
NET LOSS FOR THE YEAR	48,704	18,408
DEFICIT, BEGINNING OF YEAR	3,884,922	3,801,931
DEFICIT, END OF YEAR	$ 3,933,626	$ 3,820,339
LOSS PER SHARE		
Basic	$ 0.002	$ 0.001
Fully diluted	Anti-dilutive	Anti-dilutive
Weighted Average number of shares outstanding	22,150,266	16,621,829

The accompanying notes are an integral part of these financial statements

REGENT VENTURES LTD.

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – see Notice to Reader)

	Three months ended October 31, 2001	Three months ended October 31, 2000
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Net loss for the period	$ (48,704)	$ (18,408)
Net changes in non-cash working capital items:		
Prepaids and other	417	-
Taxes recoverable	(9,481)	(147)
Accrued rent, management fees, and interest to related parties	3,500	15,776
Accounts payable and accrued liabilities	(41,405)	2,805
	(95,673)	26
INVESTING ACTIVITIES		
Net purchase of short term investments	(5,500)	(208)
Mineral property exploration expenditures	(301,166)	-
	(306,666)	(208)
FINANCING ACTIVITIES		
Cash advances to related parties, net of repayments	(33,796)	(500)
Shares issued for cash	640,000	-
Liability to issue shares	(24,500)	-
	581,704	(500)
INCREASE (DECREASE) IN CASH DURING THE PERIOD	179,365	(682)
CASH (BANK OVERDRAFT), BEGINNING OF PERIOD	(476)	19
CASH (BANK OVERDRAFT), END OF PERIOD	$ 178,889	$ (663)

The accompanying notes are an integral part of these financial statements

NOTE 6 - SHARE CAPITAL

Authorized:
100,000,000 common shares without par value

	Shares	Value
Issued:		
Balance as at July 31, 1999	15,290,632	$ 3,617,433
Issued during the period		
- for cash by exercise of stock options	764,531	114,679
- for settlement of debt	566,666	85,000
Balance as at July 31, 2000 and October 31, 2000	16,621,829	3,817,112
Issued during the period		
- for settlement of debt	1,702,350	170,235
Balance as at July 31, 2001	18,324,179	3,987,347
Issued during the period		
- by way of private placement	6,400,000	640,000
Balance as at October 31, 2001	24,724,179	$ 4,627,347

Share purchase warrants are outstanding to purchase up to 640,000 common shares exercisable at a price of $0.15 per share up to September 6, 2003. The warrants are subject to a hold period and may not be traded until various dates between January 6, 2002 and August 24, 2002.

NOTE 7 – ACQUISITION

The Company entered into a Distribution Agreement with an effective date of May 1, 2001 with United Energy Corporation ("UEC"), a private Nevada corporation. The Company has been granted the non-exclusive worldwide rights to market and distribute oil and gas well production enhancement and other products that UEC manufactures. The term of the agreement expires on December 31, 2005 and is renewable for a further five-year period.

NOTE 8 – STOCK OPTION PLAN

The Company's Board of Directors have approved a stock incentive plan in accordance with the policies of the Canadian Venture Exchange. The Board of Directors is authorized to grant options to directors, officers, consultants or employees to acquire up to 10% of issued and outstanding common shares. The exercise price of options granted shall not be less than the price permitted by any stock exchange on which the common shares are then listed or other regulatory body having jurisdiction. A summary of the changes in the Company's common share purchase options is presented below:

	Three months ended October 31, 2001		Year ended July 31, 2001	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of period	1,832,417	$ 0.10	-	$ -
Granted	-	-	1,832,417	0.10
Exercised	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Balance, end of period	1,832,417	$ 0.10	1,832,417	$ 0.10

Director and employee stock options are outstanding to purchase up to 1,832,417 common shares exercisable at a price of $0.10 per share up to April 26, 2003.

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For Three Months Ended October 31, 2001

Schedule B:

1. *Analysis of deferred exploration costs*

Balance at July 31, 2001	$ 18,377
Incurred during the period:	
Drilling	88,237
Food, lodging and travel	58,912
Helicopter	32,167
Sampling and assaying	17,625
Geological consulting	80,607
Field expenses and other	24,832
	302,380
Balance at October 31, 2001	$ 320,757

2. *Related party transactions*: See Schedule A.

3. *Summary of securities issued and options granted during the period:*

a) Summary of securities issued during the quarter ended October 31, 2001: NIL

Date of Issue	Type of Security	Type of Issue	Number	Price	Consideration	Proceeds	Commission paid

b) Summary of options granted during the quarter ended October 31, 2001: NIL

Date of Issue	Name of optionee	Type of security	Number	Exercise price	Expiry date

4. *Summary of securities as at the end of the reporting period*

a) Authorized share capital: 100,000,000 common shares without par value.

b) Issued share capital: See Schedule A.

c) Options and Warrants outstanding: See Schedule A.

d) Number of shares held in escrow: NIL

5. *Directors and Officers as at October 31, 2001:*

Directors	Officers
Eberhard Mueller	Eberhard Mueller, President
Richard Wilson	Doug Eacrett, Secretary
Terry Fields	Joel Brownstein, Vice-President, Finance

Regent Ventures Ltd.

Form 51-901F - Quarterly Report
For Three Months Ended October 31, 2001

SCHEDULE C: MANAGEMENT DISCUSSION

The Issuer is a junior resource company engaged in the exploration and development of mineral resources properties with its principal focus on gold and other precious metals. The Issuer is also pursuing joint venture opportunities for oil well production enhancement.

The Issuer's mineral resource holdings consist of a 100% interest in 250 claims comprising approximately 10,000 acres located in the Mayo Mining District, Yukon Territory (the "Red Mountain Property"). 68 of the claims, known as the BX Claims, are subject to a 1.0% royalty. The Issuer also holds a non-exclusive worldwide right to market and distribute KH-30, an environmentally friendly, biodegradable solvent that has been proven successful in reducing paraffin in oil wellbores and flowlines and thereby increasing oil flow.

During the three months ended October 31, 2001, the Issuer completed an equity financing of 6,400,000 units of its securities that raised $640,000 in capital for the Issuer's activities: the exploration of its Property and the administration of its corporate affairs. $400,000 of the private placement proceeds were designated to be used for exploration of the Issuer's Red Mountain Property, $50,000 for payment of accounts payable and $190,000 for use as general working capital. Although unable to get the exploration program underway until part way through the work season (late July) because of the timing of completion of the private placement, the Issuer proceeded with a planned 10,000 foot drilling program on the Red Mountain Property. This was the first work on the Property since 1995. The Issuer completed five holes totalling 4,200 feet of drilling before having to suspend the program for the winter. The results of the drilling were mixed. Four of the holes showed heavy mineralization but on assay contained no gold values. The fifth hole, drilled just east of a 1994 hole that bore a 3.3 metre intercept grading 15 grams of gold per tonne, intercepted 3.3 metres grading 19.8 grams per tonne of gold together with two 9 metre intercepts in the 1 gram per tonne range. The Issuer plans to complete the program next summer.

In addition to the exploration program, the Issuer conducted several product demonstrations of the KH-30 paraffin dispersant. The results were encouraging and further demonstrations are scheduled in early 2002.

Operating expenses for the three months ended October 31, 2001 with respect to property exploration totalled $302,380. The Issuer did not conduct any exploration during the same period in 2000. Expenses incurred in the conduct of the Issuer's corporate administration for the three-month period totalled $48,730 as compared with $18,616 for the three months ended October 31, 2000. The increased costs are due to the increased activity in the Issuer with the completion of the financing and undertaking of the drilling program. Generally all categories of expense are up, except that bank charges and interest declined to $377 from $5,962 in the same period in 2000 as a result of the paying down of accounts payable and the shift to equity from debt financing. The loss for the period, after offsetting a small amount of interest income, was $48,704 as compared to $18,408 for the same three months in 2000.

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. In the short term, directors of the Issuer have provided cash advances to meet urgent operating needs. At the beginning of the quarter at July 31, 2001, the Issuer had a working capital deficit of $58,083 as a result of having had to rely on debt financing through the preceding year. At October 31, with completion of the equity financing in September, the Issuer had a positive working capital of $206,333. The equity financing involved the issue of 6,400,000 units of the Issuer's securities at a price of $0.10 per unit, each unit consisting of one common share and one share purchase warrant, each such warrant entitling the holder to acquire one additional common share at a price of $0.15 per share for a period of two years. In addition to the administration of it corporate affairs, the Issuer intends to complete the remaining 5,800 feet of drilling on its program on the Red Mountain Property during the 2002 work season. The Issuer intends to finance these operations in part from working capital on hand and in part from the sale of equity in the Issuer, either from the exercise of outstanding warrants and incentive stock options or from a further private placement of its securities. There can be no assurance that the Issuer will be able to raise the necessary funds in this manner.

Subsequent to the period end, in November 2001, the Issuer decided to change its fiscal year end from July 31 to December 31 to better coordinate its operating and fiscal years so that the annual financial statements will contain the full results of the current operating year. All necessary approvals have been received and the Issuer's new year end will commence with December 31, 2001.

The Issuer's Annual General Meeting has been called for January 24, 2002.

During the three months ended October 31, 2001, the Issuer accrued or paid:

1. Management fees of $10,500 to Mercap Investments Inc., a private company owned fifty percent by Ed Mueller, President and a director of the Issuer, and fifty percent by Richard Wilson, a director of the Issuer; and

2. Legal fees of $13,183 and accrued arrears interest of $275 to a law firm of which Douglas Eacrett, Secretary of the Issuer, is an associate.

No investor relations activities were undertaken by or on behalf of the Issuer during the period and no investor relations arrangements or contracts were entered into by the Issuer during the period.

82-2000

This is the form required under section 139 of the Securities Rules or, where required, under an order issued under section 76 of the *Securities Act.*

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

02 MAR 18 AM 8:31

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security made under Section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, R.B.C. Reg. 194/97, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed.

   Regent Ventures Ltd.
   Name of issuer
   Penthouse 8 - 1060 Alberni Street, Vancouver, BC V6E 4K2
   Address
   (604) 669-7775
   Telephone Number

2. State whether the issuer is or is not an exchange issuer (ie. listed and posted on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed.

   Incentive Stock Options – 640,000 common shares exercisable at a price of $0.11 per share on or before January 14, 2004.

4. Date of the distribution(s) of the security.

   January 23, 2002.

5. Specify the section(s) of the Act or the Rules and, if applicable, the date of the discretionary order, the blanket order number, or the BC Instrument number under which the distribution(s) of the security was made.

Section 74(2)(9) of the *Securities Act*.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Eberhard Mueller Penthouse 8 - 1060 Alberni St. Vancouver, BC V6E 4K2	640,000	$0.11	$70,400.00 (if exercised)	74(2)(9) of the Act

(b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

$70,400.00 (if exercised).

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)	Name of Purchaser
N/A			

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

N/A.

10. If the distribution was under section 128(h) of the Rules, state

(a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

N/A.

(b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 28th day of January, 2002.

Regent Ventures Ltd.
Name of issuer *(please print)*

Signature of authorized signatory

Eberhard Mueller, President
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the

agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-902F together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the required form as required by section 135 of the Rules and retain the acknowledgement for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section (74)(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 26 of section 22 of the *Securities Regulation*, R.B.C. Reg. 196/97. Cheques should be made payable to the "*British Columbia Securities Commission*".

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Regent Ventures Ltd.
Penthouse 8 - 1060 Alberni Street
Vancouver, BC V6E 4K2

Item 2. **Date of Material Change**

January 14, 2002

Item 3. **Press Release**

Press Release dated January 14, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the grant of Incentive Stock Options.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 640,000 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.11 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Eberhard Mueller, President - (604) 669-7775.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of January, 2002.

Eberhard Mueller, President

82-2006

[redacted]

January 23, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sir\Madame:

Re: Regent Ventures Ltd. (the "Company") - Submission #71099

We acknowledge receipt of your letter dated January 16, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Eberhard Mueller	640,000

The options are exercisable up to January 14, 2004 at a price of $0.11 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7: "In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

Beruschi and Company
January 23, 2002
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6528 / FAX: (604) 844-7502.

Yours truly,

Sean Joe
Analyst
Corporate Finance

SJ\le

cc: BC Securities Commission, Attention: Corporate Finance
Regent Ventures Ltd.

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